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                      Secuirities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of August, 2007

                         Commission File Number 1-33208


                        SOLARFUN POWER HOLDINGS CO., LTD


                                666 Linyang Road
                         Qidong, Jiangsu Province 226200
                           People's Republic of China
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F |X| Form 40-F |_|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                  Yes |_| No |X|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                  Yes |_| No |X|

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                  Yes |_| No |X|

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

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

     1. Notice of and Proxy Statement for Solarfun Power Holdings Co., Ltd. Annual General Meeting to be held August 22, 2007.

     2.   Solarfun Power Holdings Co., Ltd. Proxy Card.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         SOLARFUN POWER HOLDINGS CO., LTD



                                         By: /s/ Mr. Yonghua Lu
                                             -----------------------------------
                                             Name:  Mr. Yonghua Lu
                                             Title: Chairman and CEO

Date: August 20, 2007

                        SOLARFUN POWER HOLDINGS CO., LTD.

                            666 Linyang Road, Qidong
                            Jiangsu Province, 226200
                           People's Republic of China
--------------------------------------------------------------------------------
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          To Be Held on August 22, 2007
--------------------------------------------------------------------------------
NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the "AGM") of Solarfun Power Holdings Co., Ltd., a Cayman Islands company (the "Company") will be held at 9:00 am Shanghai time, on August 22, 2007 at Westin Hotel, Bund Center, 88 Henan Central Road, Shanghai, China 20002 for the following purposes:

1. To ratify the appointment of Mr. Yonghua Lu, Mr. Hanfei Wang, Ms. Xihong Deng, Mr. Sven Michael Hansen, Mr. Terry McCarthy, Mr. Ernst A. Butler and Mr. Thomas J. Toy as directors of the Company and to continue to hold office for a three-year term beginning with their original contract date or until his or her successor is elected and qualified. The biographies of these directors are included in Exhibit A.

2. To ratify the election as director, Mr. Gu, to hold office for a three-year term starting from June 28, 2007 or until his successor is elected and qualified. Mr. Gu's biography is included in Exhibit A.

3. To approve the adoption of a new equity incentive plan of the Company (the "2007 Equity Incentive Plan"). A summary of the 2007 Equity Incentive Plan is attached as Exhibit B to this notice. A full copy of the plan is available upon request.

4. To approve the appointment of Ernst & Young Hua Ming as independent auditor of the Company for the year ending December 31, 2007.

5. To consider and act upon such other business as may properly come before the AGM or any adjournment thereof.

Only holders of record of ordinary shares or American depositary shares representing those ordinary shares at the close of business on July 11, 2007 will be entitled to vote at the AGM. However, a member entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a member of the Company. Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the AGM. Sending in your proxy will not prevent you from voting in person at the AGM.

                                             By order of the Board of Directors,

                                             Yonghua Lu
                                             Chairman of the Board of Directors


Dated: July 26, 2007

                                                                       EXHIBIT A

Mr. Yonghua Lu, 42. is our founder, chairman of our board of directors and chief executive officer. He also has been chairman of Linyang Electronics since 1997 and was general manager of that company from 1997 to August 2006. Linyang Electronics had been the parent company of Linyang China until June 2, 2006. Mr. Lu was general manager of Qidong Changtong Computer Group Company, and deputy manager of Qidong Computer Factory, from 1988 to 1996. From 1983 to 1988, he was deputy manager of the Lining Cloth Factory of Qidong "Wu Qi" Farm and manager of the Cashmere Factory of Qidong "Wu Qi" Farm. Mr. Lu has over 20 years of experience in enterprise management. He has received many awards and honors for his entrepreneurship, including being named one of Jiangsu Province's Top Ten Outstanding Young Entrepreneurs and Fifth-term National Township Entrepreneur. Mr. Lu has attended a 15-month training course for Applied Social Studies at Soochow University Graduate School of Humanities, and a 20-month executive MBA course at Renmin University in China.

Mr. Hanfei Wang, 43. is our director and chief operating officer. He joined our company in 2005. Mr. Wang was chief operating officer of Hongdou Group Chituma Motorcycle Co. from 2004 to 2005. He was manufacturing manager, marketing manager, management representative and deputy production general manager of Suntech Power Holdings Co., Ltd., a company currently listed on the New York Stock Exchange, from 2001 to 2004. From 1995 to 2001, Mr. Wang was production and materials senior supervisor of Wuxi Nemic-Lambda Electronics Co., Ltd., a PRC subsidiary of Densei-Lambda K.K., a Japanese publicly listed company, responsible for production and quality management. Mr. Wang received his bachelor's degree in physics from Soochow University in China. He has also attended an executive MBA course in Fudan University in China.

Ms. Xihong Deng, 42. has served as our director since June 2006 and, under the management consulting service agreement we entered into with Hony Capital II, L.P., she has also served as our executive vice president in charge of international business development since November 2006, and is expected to continue to hold that position until the earlier of the end of 2007 or the appointment of a suitable replacement. Ms. Deng has been managing director of Hony Capital II, GP Limited, the general partner of Hony Capital II, L.P., since 2004. Prior to that, she was director and chief executive officer of Molecular Nanosystems, Inc., a nanotechnology company in California from 2002 to 2004. From 1992 to 2002, Ms. Deng was vice president at J.P. Morgan in the United States and worked in various departments, including investment banking, equity capital markets and private equity. From 1989 to 1992, she was engaged in fixed income research in Citigroup in the United States. Ms. Deng holds a bachelor's degree and a master's degree from Tsinghua University in China, and a master's degree from the State University of New York at Stony Brook.

Dr. Sven Michael Hansen,42. has served as our director since August 2006. Dr. Hansen currently serves as the chief investment officer of Good Energies Inc. He also serves as the chairman of Concentrix Solar GmbH, a German company that focuses on the development of solar power plants, and as a director of Trina Solar Limited, a Chinese solar products manufacturer, and InErgies Capital Inc., a Swiss company that advises on energy sector investments. He is a member of the advisory board of the Sustainable Energy Finance Initiative of the United Nations. From 2001 to 2003, he was a managing partner of Black Emerald Group in Switzerland. Dr. Hansen served as group finance director and also a member of the executive board of Intels Group from 1999 to 2001. From 1996 to 1998, he worked in New York and London as a vice president and an executive director in the Structure Finance business of UBS. Dr. Hansen received his bachelor's degree from the University of Basle, and MBA and Ph.D. degrees from the University of St. Gallen.

Mr. Terry McCarthy, 63. has served as our independent director since November 2006. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. From 1993 to 1995, he managed a national reengineering program and software development project for Deloitte and participated in the acquisition and development of Deloitte's tax software company. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was deputy managing partner of the Deloitte US Chinese Services Group. In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Silicon Valley in California, where he was an audit partner and president when the firm was sold to Touche Ross in 1985. From 1972 to 1976, he held several audit positions at Hurdman & Cranstoun, CPAs, including senior audit manager working with SEC and privately held clients. He received a bachelor's degree from Pennsylvania State University, an MBA from the University of Southern California and a master's degree in Taxation from Golden Gate University.

Mr. Ernst A. Butler, 62. has served as our independent director since November 2006. Mr. Butler has been an independent board member/consultant and owner of E.A. Butler Management in Zurich since 2005. His other current positions include board member of Bank Frey & Co. AG, Zurich, chairman of the board of Alegra Capital Ltd., Zurich, board member of PHI Investment, Zurich, consultant to the owner of a group of PRC companies, and advisor to the executive board of Partners Group in Zug, Switzerland, the largest independent Asset Manager of Alternative Investments in Europe. From 1999 to 2005, he was a partner of Partners Group in Zug, responsible for markets in Switzerland, Italy and France. Mr. Butler spent over 25 years with Credit Suisse and Credit Suisse First Boston, with his last assignment being managing director and co-head of the Corporate and Investment Banking Division in Switzerland. He received a bachelor's degree from the School of Economics and Business Administration in Zurich in 1973, and attended post-graduate programs at the University of Massachusetts in the United States, The European Institute of Business Administration in Paris, and Massachusetts Institute of Technology.

Mr. Thomas J. Toy, 52. has served as our independent director since November 2006. His other current positions include director, chairman of the board, and member of audit committee, compensation committee and nominating and corporate governance committee of UTStarcom Inc. (NASDAQ: UT SI), director, chairperson of corporate governance and nominating committee and member of audit committee of White Electronic Designs Corp. (NASDAQ: WEDC) and director of several privately held companies. Mr. Toy has also been co-founder and managing director of PacRim Venture Partners, a venture capital firm based in Menlo Park, California, since 1999, and he is a partner with SmartForest Ventures, a venture capital firm based in Portland, Oregon. From 1987 to 1999, he was partner and managing director of Technology Funding, a venture capital firm based in San Mateo, California. From 1979 to 1987, Mr. Toy held several positions at Bank of America National Trust and Savings Association, including vice president. He received his bachelor's and master's degrees from Northwestern University in the United States.

Mr. Yin Shang Gu, 69. He started his career from Electricity Administration Bureau of Eastern China. He worked there for 36 years till he retired. Before he retired in 1999, Mr. Gu was Deputy Director of Eastern China Electricity Administration Bureau and Director of Shanghai Electricity Administration Bureau.

Mr. Gu's experience, expertise and social relationship will benefit greatly the companies ability to tap China 's PV market, enhancing the company's influence in the industry, obtaining more business opportunity and experts.

                                                                       EXHIBIT B

                           2007 Equity Incentive Plan

We are seeking stockholder approval of the 2007 Equity Incentive Plan. The Board believes that long-term incentive compensation programs align the interests of management, employees and the stockholders to create long-term stockholder value. The Board believes that plans such as the 2007 Equity Incentive Plan increase the Company's ability to achieve this objective, especially, in the case of the 2007 Equity Incentive Plan, by allowing for several different forms of long-term incentive awards, which the Board believes will help the Company to recruit, reward, motivate and retain talented personnel.

The Board believes strongly that the approval of the 2007 Equity Incentive Plan is essential to the Company's continued success. In particular, the Company believes that its employees are its most valuable assets and that the awards permitted under the 2007 Equity Incentive Plan are vital to the Company's ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which it competes. Such awards also are crucial to the Company's ability to motivate employees to achieve the Company's goals.

Our 2007 Equity Incentive Plan provides for the grant of ISOs to our employees, and any parent and subsidiary corporations' employees, and for the grant of NSOs, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants.

    Share Reserve. The maximum aggregate number of our ordinary shares that may be issued under the 2007 Equity Incentive Plan is 10,799,685. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to:

     o 2% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

     o    such lesser amount as our board of directors may determine.

    Administration. Different committees with respect to different groups of service providers, comprised of members of our Board or other individuals appointed by the Board, may administer our 2007 Equity Incentive Plan. In the case of options intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more "outside directors" within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price, or outstanding awards may be transferred to a third party.

    Options. The exercise price of options granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The term of an ISO may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options. After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

    Restricted Stock. Restricted Stock may be granted under our 2007 Equity Incentive Plan. Restricted Stock awards are ordinary shares that vest in accordance with terms and conditions established by the administrator and set forth in an award agreement. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. Restricted shares that do not vest are subject to our right of repurchase or forfeiture.

    Stock Appreciation Rights. Stock appreciation rights may be granted under our 2007 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary stock between the exercise date and the date of grant. The exercise price of stock appreciation rights granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our ordinary stock on the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with our ordinary shares, or a combination thereof. Stock appreciation rights expire under the same rules that apply to options.

    Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2007 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

    Restricted Stock Units. Restricted stock units may be granted under our 2007 Equity Incentive Plan. Restricted stock units are similar to awards of restricted stock, but are not settled unless the award vests. Restricted stock units may consist of restricted stock, performance share or performance unit awards, and the administrator may set forth restrictions based on the achievement of specific performance goals. The awards may be settled in stock, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted stock units including the vesting criteria and the form and timing of payment.

    Transferability. Unless the administrator provides otherwise, our 2007 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

    Change in Control Transactions. Our 2007 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2007 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly, provided that the per share consideration offered to each award holder shall have an equivalent value to that offered to holders of common stock. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the ordinary shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance stock and units will be deemed achieved at target levels, and all other terms and conditions met. The option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice.

Amendment and Termination. Our 2007 Equity Incentive Plan will automatically terminate in 2017, unless we terminate it sooner. Our board of directors has the authority to amend, alter, suspend or terminate the 2007 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

                        SOLARFUN POWER HOLDINGS CO., LTD.
                           2007 EQUITY INCENTIVE PLAN

    1.    Purposes of the Plan. The purposes of this Plan are:

    o to attract and retain the best available personnel for positions of substantial responsibility,

    o to provide additional incentive to Employees, Directors and Consultants, and

    o to promote the success of the Company's business.

    The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Restricted Stock Units, Performance Units, Performance Shares, and Other Stock Based Awards.

    2.    Definitions. As used herein, the following definitions will apply:

          (a) "Administrator" means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

          (b) "Applicable Laws" means the requirements relating to the administration of equity-based awards or equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

          (c) "Award" means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares or Other Stock Based Awards.

          (d) "Award Agreement" means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.


          (e) "Awarded Stock" means the Common Stock subject to an Award.

          (f) "Board" means the Board of Directors of the Company.

          (g) "Change in Control" means the occurrence of any of the following events:

              (i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities;

              (ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets;

              (iii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

              (iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

          (h) "Code" means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

          (i) "Committee" means a committee of Directors or other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 of the Plan

          (j) "Common Stock" means the Common Stock of the Company, or in the case of Performance Units, Restricted Stock Units, and certain Other Stock Based Awards, the cash equivalent thereof, as applicable.

          (k) "Company" means Jiangsu Linyang Solarfun Co., Ltd., a limited liability company incorporated under the laws of the Cayman Islands, or any successor thereto.

          (l) "Consultant" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

          (m) "Director" means a member of the Board.

          (n) "Disability" means total and permanent disability as defined in
Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

          (o) "Dividend Equivalent" means a credit, made at the discretion of the Administrator, to the account of a Participant in an amount equal to the value of dividends paid on one Share for each Share represented by an Award held by such Participant.

          (p) "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

          (q) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          (r) "Exchange Program" means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have lower exercise prices and different terms), Awards of a different type, and/or cash, and/or (ii) the exercise price of an outstanding Award is reduced. The terms and conditions of any Exchange Program will be determined by the Administrator in its sole discretion.

          (s) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

              (i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

              (ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock will be the mean between the high bid and low asked prices for the Common Stock for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

              (iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

    Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

          (t) "Fiscal Year" means the fiscal year of the Company.

          (u) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

          (v) "Nonstatutory Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

          (w) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

          (x) "Option" means a stock option granted pursuant to the Plan.

          (y) "Other Stock Based Awards" means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to
Section 12.

          (z) "Outside Director" means a Director who is not an Employee.

          (aa) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

          (bb) "Participant" means the holder of an outstanding Award granted under the Plan.

          (cc) "Performance Share" means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

          (dd) "Performance Unit" means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

          (ee) "Period of Restriction" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

          (ff) "Plan" means this 2007 Equity Incentive Plan.

          (gg) "Restricted Stock" means Shares issued pursuant to a Restricted Stock award under Section 8 or issued pursuant to the early exercise of an option.

          (hh) "Restricted Stock Unit" means an Award that the Administrator permits to be paid in installments or on a deferred basis pursuant to Sections 4 and 11 of the Plan.

          (ii) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 1 6b-3, as in effect when discretion is being exercised with respect to the Plan.

          (jj) "Section 16(b)" means Section 16(b) of the Exchange Act.

          (kk) "Service Provider" means an Employee, Director or Consultant.

          (ll) "Share" means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

          (mm) "Stock Appreciation Right" or "SAR" means an Award that pursuant to Section 9 of the Plan is designated as a SAR.

          (nn) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

    3.    Stock Subject to the Plan.

          (a) Stock Subject to the Plan. Subject to the provisions of Section 15 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 10,799,685 plus an annual increase of on the first day of each Fiscal Year, beginning in 2007, equal to 2% of the outstanding Shares on the first day of the Fiscal Year; or such lesser amount of Shares as determined by the Board. The Shares may be authorized, but unis sued, or reacquired Common Stock. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan.

          (b) Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available for grant under the Plan.

          (c) Share Reserve. The Company, during the term of the Plan, shall at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

    4.    Administration of the Plan.

          (a) Procedure.

              (i) Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

              (ii) Section 162(m). To the extent that the Administrator determines it to be desirable and necessary to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan will be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

              (iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 1 6b-3.

              (iv) Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

              (v) Delegation of Authority for Day-to-Day
Administration. Except to the extent
prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

          (b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

              (i) to determine the Fair Market Value;

              (ii) to select the Service Providers to whom Awards may be granted hereunder;

              (iii) to determine the number of Shares to be covered by each Award granted hereunder;

              (iv) to approve forms of agreement for use under the Plan;

              (v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

              (vi) to reduce the exercise price of any Award to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Award shall have declined since the date the Award was granted;

              (vii) to institute an Exchange Program;

              (viii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

              (ix) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable foreign tax laws;

              (x) to modify or amend each Award (subject to Section 18(c) of the Plan), including (A) the discretionary authority to extend the post-termination exercisability period of Awards longer than is otherwise provided for in the Plan and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

              (xi) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of Shares or cash having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of any Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

              (xii) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator,

              (xiii) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award;

              (xiv) to determine whether Awards will be settled in Shares, cash or in any combination thereof;

              (xv) to determine whether Awards will be adjusted for Dividend Equivalents;

              (xvi) to create Other Stock Based Awards for issuance under the Plan;

              (xvii) to establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under the Plan;

              (xviii) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and

              (xix) to make all other determinations deemed necessary or advisable for administering the Plan.

          (c) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards.

    5. Eligibility. Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Units, Performance Shares, Restricted Stock Units and Other Stock Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

    6.    Limitations.

          (a) ISO $100,000 Rule. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Stock Options. For purposes of this
Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

          (b) Special Limits for Grants of Options and Stock Appreciation Rights. Subject to Section 15 of the Plan, the following special limits shall apply to Shares available for Awards under the Plan:

              (i) the maximum number of Shares that may be subject to Options granted to any Service Provider in any calendar year shall equal to 20,000 Shares, plus any Shares which were available under this Section 6(b)(i) for Awards to such Service Provider in any prior calendar year but which were not covered by such Awards; and

              (ii) the maximum number of Shares that may be subject to Stock Appreciation Rights granted to any Service Provider in any calendar year shall equal to 20,000 Shares, plus any Shares which were available under this Section 6(b)(ii) for Awards to such Service Provider in any prior calendar year but which were not covered by such Awards.

          (c) No Rights as a Service Provider. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Parent or Subsidiaries to terminate such relationship at any time, with or without cause.

    7.    Stock Options.

          (a) Term of Option. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be ten
(10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

          (b) Option Exercise Price and Consideration.

              (i) Exercise Price. The per Share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

                  (1) In the case of an Incentive Stock Option

                      (A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant.

                      (B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

                  (2) In the case of a Nonstatutory Stock Option, the per Share exercise price will be determined by the Administrator. In the case of a Nonstatutory Stock Option intended to qualify as "performance-based compensation" within the meaning of Section 162 (m) of the Code, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

                  (3) Notwithstanding the foregoing, Incentive Stock Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

              (ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. The Administrator, in its sole discretion, may accelerate the satisfaction of such conditions at any time.

          (c) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration, to the extent permitted by Applicable Laws, may consist entirely of:

              (i) cash;

              (ii) check;

              (iii) promissory note;

              (iv) other Shares which meet the conditions established by the Administrator to avoid adverse accounting consequences (as determined by the Administrator);

              (v) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

              (vi) a reduction in the amount of any Company liability to the Participant, including any liability attributable to the Participant's participation in any Company-sponsored deferred compensation program or arrangement;

              (vii) any combination of the foregoing methods of payment; or

              (viii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

          (d) Exercise of Option.

              (i) Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

    An Option will be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (y) full payment for the Shares with respect to which the Option is exercised (including provision for any applicable tax withholding). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Awarded Stock, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan or the applicable Award Agreement.

    Exercising an Option in any manner will decrease the number of Shares thereafter available for sale under the Option, by the number of Shares as to which the Option is exercised.

              (ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant's termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

              (iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant's termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

              (iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to the Participant's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the persons) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant's death. Unless otherwise provided by the Administrator, if at the time of death the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not exercised as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

    8.    Restricted Stock.

          (a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

          (b) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, Shares of Restricted Stock will be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

          (c) Transferability. Except as provided in this Section 8, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

          (d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

          (e) Removal of Restrictions. Except as otherwise provided in this
Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

          (f) Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

          (g) Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

          (h) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

    9.    Stock Appreciation Rights.

          (a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

          (b) Number of Shares. The Administrator will have complete discretion to determine the number of SARs granted to any Service Provider.

          (c) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of SARs granted under the Plan.

          (d) Exercise of SARs. SARs will be exercisable on such terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator, in its sole discretion, may accelerate exercisability at any time.

          (e) SAR Agreement. Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

          (f) Expiration of SARs. An SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Sections 7(d)(ii), 7(d)(iii) and 7(d)(iv) also will apply to SARs.

          (g) Payment of SAR Amount. Upon exercise of an SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

              (i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

              (ii) The number of Shares with respect to which the SAR is exercised.

    At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

    10.   Performance Units and Performance Shares.

          (a) Grant of Performance Units/Shares. Subject to the terms and conditions of the Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

          (b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

          (c) Performance Objectives and Other Terms. The Administrator will set performance objectives in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Participant. The time period during which the performance objectives must be met will be called the "Performance Period." Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals (including solely continued service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

          (d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives for such Performance Unit/Share.

          (e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made after the expiration of the applicable Performance Period at the time determined by the Administrator. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination of cash and Shares.

          (f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

    11. Restricted Stock Units. Restricted Stock Units shall consist of a Restricted Stock, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator

    12. Other Stock Based Awards. Other Stock Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Stock Based Awards shall be made, the amount of such Other Stock Based Awards, and all other conditions of the Other Stock Based Awards including any dividend and/or voting rights.

    13. Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence and will resume on the date the Participant returns to work on a regular schedule as determined by the Company; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

    14. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

    15.   Adjustments; Dissolution or Liquidation; Change in Control.

          (a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Shares which may be delivered under the Plan, the number, class and price of Shares subject to outstanding awards, and the numerical limits in Section 3. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

          (b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested, an Award will terminate immediately prior to the consummation of such proposed action.

          (c) Change in Control.

              (i) Stock Options and SARs. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or SAR shall be considered assumed if, following the Change in Control, the option or SAR confers the right to purchase or receive, for each Share of Awarded Stock subject to the Option or SAR immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each share of Awarded Stock subject to the Option or SAR, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

              (ii) Restricted Stock, Performance Shares, Performance Units, Restricted Stock Units and Other Stock Based Awards. In the event of a Change in Control, each outstanding Award of Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit shall be assumed or an equivalent Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in the Award including as to Shares/Units that would not otherwise be vested, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. For the purposes of this paragraph, an Award of Restricted Stock, Performance Shares, Performance Units, Other Stock Based Awards and Restricted Stock Units shall be considered assumed if, following the Change in Control, the award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control (and if a Restricted Stock Unit or Performance Unit, for each Share as determined based on the then current value of the unit), the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide that the consideration to be received for each Share (and if a Restricted Stock Unit or Performance Unit, for each Share as determined based on the then current value of the unit) be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of the performance goals without the Participant's consent; provided, however, a modification to the performance goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

              (iii) Outside Director Awards. Notwithstanding any provision of
Section 15(c)(i) or 15(c)(ii) to the contrary, with respect to Awards granted to an Outside Director that are assumed or substituted for, if on the date of or following the assumption or substitution the Participant's status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, then the Participant shall fully vest in and have the right to exercise his or her Options and Stock Appreciation Rights as to all of the Awarded Stock, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units, as applicable, will lapse, and, with respect to Performance Shares, Performance Units, and Other Stock Based Awards, all performance goals and other vesting criteria will be deemed achieved at target levels and all other terms and conditions met.

    16. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

    17. Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

    18.   Amendment and Termination of the Plan.

          (a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

          (b) Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

          (c) Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

    19.   Conditions Upon Issuance of Shares.

          (a) Legal Compliance. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

          (b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

    20. Severability. Notwithstanding any contrary provision of the Plan or an Award to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or the Awards shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award, as applicable, shall not in any way be affected or impaired thereby.

    21. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

    22. Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

Mark, Sign, Date and Return                      |X|
the Proxy Card Promptly                Votes must be indicated
Using the Enclosed Envelope.           (x) in Black or Blue ink.

                                                           FOR     AGAINST
1.   To ratify the appointment of Mr. Yonghua Lu,          |_|       |_|
     Mr. Hanfei Wang, Ms. Xihong Deng, Mr. Sven
     Michael Hansen, Mr. Terry McCarthy, Mr. Ernst
     A. Butler and Mr. Thomas J. Toy as directors of the Company and to continue to hold office for a three-year term beginning with their original contract date or until his or her successor is elected and qualified.

2.   To elect one director, Mr. Gu, to hold office          |_|       |_|
     for a three-year term starting from June 28, 2007 or until his successor is elected and qualified.

3.   To approve the adoption of a new equity                |_|       |_|
     incentive plan of the Company (the "2007
     Equity Incentive Plan").

4.   To approve the appointment of Ernst & Young            |_|       |_|
     Hua Ming as independent auditors of the
     Company for the year ending December 31, 2007.

                           To change your address, please mark this box.    |_|

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The Voting Instruction must be signed by the person in whose name the relevant
Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instructionmust be executed by a duly authorized Officer or Attorney.

                    --------------------------      ----------------------------
                    Date Share Owner sign here      Co-Owner sign here

                       SOLARFUN POWER HOLDINGS CO., LTD.

              Instructions to The Bank of New York, as Depositary
     (Must be received prior to 5:00 PM (New York Time) on August 15, 2007)

    The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Solarfun Power Holdings Co., Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business July 11, 2007 (US Record Date) at the Annual General Meeting of Shareholders of Solarfun Power Holdings Co., Ltd. to be held on August 22, 2007 in Shanghai, China.

NOTE:

1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution.

2. It is understood that, if this form is not signed and returned, the Depositary will not vote such items.

To include any comments, please mark this box.    |_|

 Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.